UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: July 8, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Announces Renewal of Normal Course Issuer Bid

MONTREAL, QUEBEC and SARASOTA, FLORIDA – July 8, 2015 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) is pleased to announce that the Toronto Stock Exchange (“TSX”) has approved the renewal of the Company’s normal course issuer bid (“NCIB”). Under the renewed NCIB, the Company will be entitled to repurchase for cancellation up to 2,000,000 common shares, representing 3.35% of the Company’s issued and outstanding shares, over a twelve-month period starting on July 10, 2015 and ending on July 9, 2016. The purchases by the Company will be effected through the facilities of the TSX and on other alternative trading systems in Canada, and will be made at the market price of the shares at the time of the purchase. There are 59,627,635 common shares of the Company currently issued and outstanding.

During the most recently completed six months, the average daily trading volume for the common shares of the Company on the TSX was 169,293 shares, excluding shares repurchased by the Company under its current normal course issuer bid. Consequently, under the policies of the TSX, the Company will have the right to repurchase during any one trading day a maximum of 42,323 common shares, representing 25% of the average daily trading volume. In addition, the Company may make, once per calendar week, a block purchase (as such term is defined in the TSX Company Manual) of common shares not directly or indirectly owned by insiders of the Company, in accordance with the policies of the TSX.

The Company intends to acquire the common shares because it believes that the repurchase of common shares at certain market prices is beneficial to the Company and its shareholders. The Company intends to make any purchases on an opportunistic basis, taking share price and other considerations into account.

Any purchases made pursuant to the NCIB will be made in accordance with the requirements of the TSX. Except for exempt offers, the Company will make no purchases of common shares other than open market purchases during the period of the normal course issuer bid.

During the twelve months ended June 30, 2015, the Company repurchased a total of 1,564,588 shares pursuant to its current normal course issuer bid at a weighted average price of CDN$16.18 per share.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,950 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), and are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s intention to make a normal course issuer bid (including the details regarding such bid), may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

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